EXHIBIT 2.3

CERTAIN IDENTIFIED INFORMATION (INDICATED BY “[***]”) HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated October 11, 2019, by and among LeMaitre Vascular, Inc., a Delaware corporation with an address at 63 Second Ave., Burlington, Massachusetts 01803 (the “Purchaser”), Admedus Ltd, an Australian limited liability company with an address at Toowong Tower, Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (the “Parent”), Admedus Regen Pty Ltd, a proprietary limited company with a registered address at Toowong Tower, Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“ARPL”), Admedus Biomanufacturing Pty Ltd, a proprietary limited company with a registered address at Toowong Tower, Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“ABPL”), Admedus Investments Pty Limited, a proprietary limited company with a registered address at Toowong Tower, Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“AIPL”), Admedus (NZ) Ltd, a limited liability company with a registered address at Level 1, 50 Customhouse Quay, Wellington, 6011, New Zealand (“ANZL”), Admedus (Australia) Pty Ltd, a proprietary limited company with an address at Toowong Tower, Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“AAPL”), Admedus SARL, a Swiss company with an address at Route de Pré-Bois 20, Case postale 1877, 1215 Genève, Switzerland (“ASARL”), Admedus (Singapore) Pte. Ltd., a proprietary limited company with a registered address of 600 North Bridge Road #23-01, Parkview Square, Singapore (“ASPL”), and Admedus Corporation, a Minnesota corporation with an address at 860 Blue Gentian Road, Suite 340, Eagan, MN 55121 (“AC” and together with the Parent, ARPL, ABPL, AIPL, ANZL, AAPL, ASARL and ASPL, the “Seller Group” and each a “Member” of the Seller Group).

W I T N E S S E T H:

WHEREAS, the Seller Group develops, manufactures, markets, distributes, and sells the CardioCel, CardioCel 3D, CardioCel Neo, VascuCel, and VascuCel 3D biologic patch product lines worldwide (the “Products”);

WHEREAS, the Seller Group desires to convey, sell, transfer and assign to the Purchaser, and the Purchaser desires to purchase from each Member of the Seller Group, certain assets of such Members related to the manufacture, marketing, distribution and sale of the Products (the “Business”) on the terms and conditions hereinafter set forth;

WHEREAS, simultaneously with the Closing (as defined below) hereunder, ARPL and ABPL shall grant to the Purchaser certain licenses to the technology and other intellectual property of ARPL and ABPL related to the manufacture of the Products on the terms and conditions set forth in the License Agreement (as defined below);

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Purchase and Sale of Assets.

Section 1.1.     Sale of Assets. Subject to the terms and conditions of this Agreement, each Member of the Seller Group does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from the Seller Group, all of the right, title and interest of each Member of the Seller Group in and to the Assets (as defined below) excluding, however, the Excluded Assets (as defined below). The parties to this Agreement agree that in acquiring the Assets, and as the owner of the Assets, the Purchaser shall have sole discretion as to how, when and whether it uses, deploys, or otherwise exploits the Assets, provided that such use is in accordance with the License Agreement. As a result of the transactions contemplated hereby and Purchaser’s acquisition of the Business, Purchaser will have exclusive global distribution rights for the Products, subject to any existing distribution agreements that are Purchased Contracts, if any.

Section 1.2.    Assets; Excluded Assets.

A.     Assets. The term “Assets” shall mean the right, title and interest of each Member of the Seller Group in and to any and all of the following:

1.     Tangible Assets. All machinery, equipment, business machines, tooling, molds, dies and other tangible assets or personal property used exclusively in the manufacture of the Products (collectively, the “Tangible Assets”), wherever located, including those Tangible Assets that are listed on Schedule 4.1(F).

2.     Inventory. To the extent related to the Products, all finished goods (but no less than $1,245,000 in finished goods), all demonstration models, non-sterile samples, and all consigned inventory, including, without limitation, in each case any inventory in the possession of third parties of the Products (collectively, the “Inventory”).

3.     Purchased Contracts. Those agreements, orders and other rights of a contractual nature (“Contracts”) specifically set forth on Schedule 4.1(E)(1) (the “Purchased Contracts”) under the heading “Purchased Contracts.”

4.     Packaging Materials. Packaging materials consisting of outer boxes and cold packs sufficient for the packaging of three weeks of average weekly sales of Product.

5.     Intellectual Property. All patents, copyrights, designs, drawings, engineering and manufacturing documents, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names, domain names, inventions and discoveries (whether patentable or not), computer software, source code, and other similar rights and agreements, used exclusively with the Products, including without limitation, any license or usage rights with respect to any of the foregoing and those items set forth on Schedule 4.1(H), and all applications therefor and registrations thereof, and any Proprietary Information (as hereinafter defined) (collectively, “Intellectual Property”), including without limitation the names of the Products and all trademark and service mark rights relating to such names, if any, along with the rights (common law or otherwise), registrations and logos relating thereto, if any, and to the design elements and any variations or combinations thereof, and any and all rights to sue for past, present and future infringement or other violations of the same, and all goodwill associated with any of the foregoing. For the avoidance of doubt, neither Intellectual Property nor Proprietary Information shall include the Seller Group’s ADAPT® platform, the ADAPT® tissue processing technology, any in-process research and development, or the other Excluded Assets.

6.     Permits and Approvals. All permits, licenses, approvals, consents, registrations and authorizations for the Products (collectively, the “Approvals”), including without limitation all of the Approvals listed on Schedule 4.1(E)(3), subject to the Transition Services Agreement, together with all documents and records related thereto, including without limitation all design history files, device master records, device history records, validations, clinical data related exclusively to the Products, technical documentation (including design dossiers), complaint files, records of adverse events, reports of adverse events, corrections or recalls, quality management documents and the like.

7.     Data and Records. The list of all customers of the Products, including those customers listed on Schedule 4.1(O) and the data, books, records, correspondence, files and papers used exclusively for the Products, whether in hard copy or electronic format used or held by any Member of the Seller Group for the Business, including, without limitation, supplier and purchasing information, sales and promotional literature, clinical data related exclusively to the Products, price lists by country (in local currency) for the Products, market data, training materials, physician data, sales and purchase and other customer correspondence for the Products, and all marketing materials related exclusively to the Products, including the materials listed on Schedule 1.1(A)(7), photos and art-work, Veeva content, drawings, prints and other like materials.

8.     Global Distribution Rights. Exclusive global distribution rights to the Products, subject to the Purchased Contracts and the Transition Services Agreement.

9.     Goodwill. All goodwill associated with the Business prior to the transactions contemplated by this Agreement.

10.     Other Assets. The assets described on Schedule 1.2(A)(10) (the “Other Business Assets”).

B.     Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, the following assets of the Seller Group (the “Excluded Assets”) are not included in the Assets:

1.     Cash and Accounts Receivable. All cash, cash equivalents, other investments and accounts receivable of the Seller Group.

2.     Insurance. Any policies of insurance of the Seller Group, whether or not relating to the Business or the Assets.

3.     Excluded Contracts. All Contracts other than the Purchased Contracts (the “Excluded Contracts”), including, without limitation, the Excluded Contracts listed on Schedule 4.1(E)(1) under the heading “Excluded Contracts.”

4.     Manufacturing Facilities. The Seller Group’s manufacturing facilities (excluding certain contents of the facilities described in Section 1.1 above).

5.     In-Process R&D. All of the Seller Group’s in-process research and development, and any future product developments.

6.     ADAPT Assets. All of the Seller Group’s ADAPT® assets, including the ADAPT® tissue processing technology, the ADAPT® patent portfolio, the ADAPT® trademark rights, the ADAPT® brand, any ADAPT® marketing materials, clinical data pertaining to ADAPT® tissue, and all other Seller Group assets relating solely to ADAPT® (“ADAPT Assets”).

7.     Other Trademark Assets. The assets described on Schedule 1.2(B)(7) (the “Other Trademark Assets”) that if used by Purchaser would conflict with the ADAPT Assets.

ARTICLE II

Closing and Purchase Price.

Section 2.1.     Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement on October 11, 2019 (the “Closing Date”), and shall be effective as of 5pm Central Time on the Closing Date.

Section 2.2.     Payment at Closing. In consideration of the Transfer to the Purchaser of the Assets and of the other representations, warranties and covenants herein, the Purchaser shall pay to or as directed by the Seller Group the total amount of $15,265,000 excluding any applicable Transfer Taxes, (the “Purchase Price”), of which:

a.	$6,175,000 (the “Closing Amount”) is being paid at the Closing by wire transfer of immediately available funds (such payment being hereby acknowledged by each Member of the Seller Group);

b.	$670,000 (the “First Holdback Amount”) shall be paid by the Purchaser not later than 15 days following the first anniversary the Closing Date by wire transfer of immediately available funds;

c.	$670,000 (the “Second Holdback Amount” shall be paid by the Purchaser not later than 15 days following the third anniversary of the Closing Date by wire transfer of immediately available funds;

d.	$2,000,000 (the “Third Holdback Amount” and together with the First Holdback Amount and the Second Holdback Amount, the “Holdback Amounts”) shall be paid by the Purchaser not later than 15 days following the Purchaser’s receipt of Conformité Européenne (“CE”) mark certification for all Products under the European Medical Devices Regulation (“MDR”);

e.	$2,500,000 if Gross Sales in the first 12-month period following the Closing exceed $20,000,000 or $1,200,000 if Gross Sales in the first 12-month period following the Closing exceed $15,000,000 but do not exceed $20,000,000 (either amount, the “First Sales Earn-Out”);

f.	$2,500,000 if Gross Sales in the second 12-month period following the Closing exceed $30,000,000 or $1,200,000 if Gross Sales in the second 12-month period following the Closing exceed $22,500,000 but do not exceed $30,000,000 (either amount, the “Second Sales Earn-Out” and together with the First Sales Earn-Out, the “Sales Earn-Outs”);

g.	$500,000 if by the first anniversary of the Closing the Seller Group (i) completes all testing and documentation necessary to extend, and extends, the shelf-life of the Products from 36 months to at least 60 months in the United States and (ii) delivers to the Purchaser all such testing and documentation (which shall become the property of the Purchaser), which shall be paid by the Purchaser not later than 15 days following the first anniversary of the Closing Date by wire transfer of immediately available funds if the foregoing conditions to payment have been satisfied in full; and

h.	$250,000 if by October 31, 2019 the Seller Group delivers to the Purchaser all of the S-X Financial Statements (as defined below), which shall be paid by the Purchaser within five (5) business days following the Purchaser’s receipt of all of the S-X Financial Statements.

Section 2.3     Calculation of Sales Earn-out Payments.

A. “Gross Sales” as used in Section 2.2 means the gross amount recognized by the Purchaser or its Affiliates from the sale of the Products during the applicable Sales Earn Out period, less amounts repaid or credited by reason of rejection or return. Gross Sales shall not include any amounts in respect of shipping or handling. Transfer of Product between the Purchaser and its Affiliates, or between its Affiliates, shall not be a “sale” under Gross Sales. Gross Sales shall be calculated based on the ordinary course of business of the Purchaser and in accordance with GAAP.

B. The First Sales Earn-Out and the Second Sales Earn-Out shall be paid by wire transfer of immediately available funds within fifteen (15) days of the date that Gross Sales for the relevant twelve month period have been finally determined by the Purchaser’s finance department and communicated to the Seller Group in writing, which date shall be no later than sixty (60) days following the conclusion of the relevant twelve month period (each a “Determination Date”), and such Gross Sales have been determined to have met the conditions set forth above. Each payment shall be accompanied by a report that details the Gross Sales in reasonably sufficient detail for the Seller Group to confirm the amount of the payment (the “Gross Sales Report”). For purposes of clarification, even if the Purchaser has determined that the First Sales Earn-Out or Second Sales Earn-Out, as applicable, is $0, Purchaser shall still provide a corresponding Gross Sales Report in order for Parent to confirm such determination.

C. Each Member of the Seller Group hereby appoints the Parent as its representative in all matters related to the Sales Earn-Outs, including the resolution of any disputes related thereto, and the Right of First Refusal (as defined in Section 5.15 below).

D. After receipt of a Gross Sales Report, Parent shall have sixty (60) days (the “Review Period”) to review such Gross Sales Report. During the Review Period, Purchaser shall permit Parent and its representatives to have reasonable access, at Parent’s sole expense, to such books, records and other documents as are necessary to calculate and confirm Purchaser’s determination of Gross Sales but in no event shall Parent have access to any Purchaser data related to anything other than Gross Sales.

E. On or prior to the last day of the Review Period, Parent may object to the Gross Sales Report by delivering to Purchaser a written statement (a “Dispute Notice”) setting forth Parent’s objections in reasonable detail. If Parent fails to deliver the Dispute Notice before the expiration of the Review Period, the applicable Sales Earn-Out amount (which may be $0) shall be deemed to have been accepted by Parent. If Parent delivers the Dispute Notice before the expiration of the Review Period, then senior executives of Purchaser and Parent shall negotiate in good faith to resolve dispute within thirty (30) days after the delivery of the Dispute Notice.

F. If the issues in the Dispute Notice are not resolved within the thirty (30) day negotiating period, then the Parent and the Purchaser shall mutually agree on a third party auditor who is not otherwise engaged by either Party (the “Expert”) to resolve the disputed items specified in the Dispute Notice. The Expert will (i) resolve the disputed items specified in the Dispute Notice and (ii) calculate the Gross Sales for the First Sales Earn-Out or the Second Sales Earn-Out, as applicable, as modified only by the resolution of such items, and in each case in accordance with the methodology for the calculation of “Gross Sales” as provided in this Agreement. The determination of the Expert will be made within 60 days after being selected and will be final and binding upon the parties, absent manifest error or fraud.

G. If the Expert determines that the Seller Group has been underpaid for either the First Sales Earn-Out or the Second Sales Earn-Out, then Purchaser shall within 10 Business Days of its receipt of the determination of the Expert pay to the Seller Group the amount of the underpayment. If the Expert determines that Purchaser has overpaid the Seller Group for either the First Sales Earn-Out or the Second Sales Earn-Out, then the Parent shall within 10 Business Days of its receipt of the determination of the Expert pay to the Purchaser the amount of the overpayment.

H. Responsibility for the fees and expenses of the Expert will be determined as follows:

1. If the Expert determines that the Purchaser has under-calculated Gross Sales by $100,000 or more, the Purchaser shall be solely responsible for the fees and expenses of the Expert.

2. In all other cases, the fees and expenses of the Experts shall be borne by the party whose position did not substantially prevail in such determination, or if the Expert determines that neither party could be fairly found to be the substantially prevailing party, then such fees, costs and expenses will be borne 50% by the Seller Group, on the one hand, and 50% by Purchaser, on the other.

I. From and after the Closing, the Purchaser shall have sole discretion with regard to all matters relating to the operation of the Business and the Assets. Each Member of the Seller Group acknowledges that the Purchaser has no obligation to the Seller Group to operate the Business in order to achieve or maximize the First Sales Earn-Out or the Second Sales Earn-Out and there is no assurance that the Purchaser will achieve Gross Sales at the levels necessary to trigger the First Sales Earn-Out or the Second Sales Earn-Out.

J. Following the Closing, if the Purchaser sells or otherwise transfers all or a material portion of the Business in one or a series of transactions (in each case a “Sale Event”) to any party other than a Member of the Seller Group, then if such Sale Event occurs prior to the Determination Date of the First Sales Earn-Out, then the Purchaser shall pay to the Seller Group the full amount of the First Sales Earn-Out. Payments due to the Seller Group in connection with a Sale Event pursuant to this Section 2.3(J) shall be paid by wire transfer of immediately available funds at the closing of such Sale Event. Notwithstanding the foregoing, no payment shall be owing or payable if a Sale Event is required by a Governmental Entity or in the case of the sale of the Purchaser or all or a material portion of the Purchaser’s assets, where the material portion includes significant assets in addition to the Business.

K. If ARPL and ABPL shall have failed to deliver all Product agreed by the parties to be delivered under the Transition Services Agreement by any payment date specified in Section 2.2 or 2.3, then the Purchaser’s obligation to pay any amount to the extent owing under Section 2.2(b), (c), (d), (e), (f), (g) or (h) shall be tolled until such Product shall have been delivered in full and otherwise in compliance with the terms of the Transition Services Agreement.

Section 2.4.     Closing Documents. The Seller Group and the Purchaser shall deliver to each other, at the Closing, the certificates, consents, approvals, agreements, and documents relating to the transactions contemplated by this Agreement that are set forth on Schedule 2.3 hereto (collectively with this Agreement, the “Closing Documents”).

Section 2.5.      Transition Services. The Parties acknowledge and agree that certain Tangible Assets being acquired by Purchaser in connection with the Transaction will remain in the possession of ARPL and ABPL following Closing pursuant to the terms of a transition services agreement (“Transition Services Agreement”) being entered into by and among the Purchaser, Parent, ARPL and ABPL contemporaneously with the Closing. In the Transition Services Agreement, Purchaser shall grant to ARPL and ABPL the right and license to use the Tangible Assets acquired by the Purchaser solely and exclusively to perform the services set forth in the Transition Services Agreement as more particularly described in the Transition Services Agreement and further subject to the terms and conditions set forth therein. Upon a schedule to be agreed to in writing in accordance with the Transition Services Agreement, the Tangible Assets not delivered at Closing shall be packed for shipment by the Seller Group and delivered to the Purchaser’s main facility. The Seller Group and the Purchaser shall each bear 50% of the cost of shipment of such assets to the Purchaser.

Section 2.6.      Licenses. ARPL and ABPL shall grant the Purchase a license to certain intellectual property assets necessary to manufacture the Products (“Licenses”) as set forth in the License Agreement (“License Agreement”) dated as of the Closing Date by and among the Purchaser, ARPL and ABPL.

Section 2.7.      Inventory Reconciliation. Each Member of the Seller Group shall cause to be shipped to the Purchaser all finished goods Inventory owned by the Seller Group as follows:

a.

The finished goods Inventory identified on Schedule 2.7 (the “AU Inventory”) as deliverable to the Purchaser’s facility located at LeMaitre Vascular Pty. Ltd., 36 Munster Terrace, North Melbourne, VIC 3051 Australia in two shipments: (i) the first shipment, which shall conform to a zero dollar purchase order submitted by the Purchaser on the Closing Date, shall be delivered to the Purchaser by October 15, 2019 and (ii) the second shipment which shall include the balance of the AU Inventory, shall be delivered to the Purchaser by October 18, 2019;

b.

The finished goods Inventory identified on Schedule 2.7 (the “DE Inventory”) as deliverable to the Purchaser’s facility located at LeMaitre Vascular GmbH, Otto-Volger-Str. 5 a/b, 65843 Sulzbach/Ts., Germany in two shipments: a) the first shipment, which shall conform to a zero dollar purchase order submitted by the Purchaser on the Closing Date, shall be delivered to the Purchaser by October 15, 2019 and b) the second shipment, which shall include the balance of the DE Inventory, shall be delivered to the Purchaser by October 18, 2019; and

c.

The finished goods Inventory identified on Schedule 2.7 (the “US Inventory”) as deliverable to the Purchaser’s facility located at LeMaitre Vascular, Inc., 63 Second Avenue, Burlington, Massachusetts 01803 USA in two shipments: a) the first shipment, which shall conform to a zero dollar purchase order submitted by the Purchaser on the Closing Date, shall be delivered to the Purchaser by the Closing Date and b) the second shipment, which shall include the balance of the US Inventory, shall be delivered to Purchaser by October 18, 2019.

d.

The finished goods Inventory identified on Schedule 2.7 (the “Retained Inventory” and collectively with the US Inventory, the AU Inventory and the DE Inventory, the “Shipped Inventory”) as retained by the Seller Group at its facility located at 26 Harris Road, Malaga, Western Australia 6090.

e.

Each shipment of Product shall be accompanied by a certificate of conformance prepared by the Seller Group, containing the part number, lot number, quantity and sterilization lot number of each Product and statements that each Product has been released for sale, was manufactured in accordance with the Seller Group’s internal procedures and complies with all applicable standards and regulations.

f.

Except in the case of the Retained Inventory promptly following receipt of each shipment, the Purchaser shall cause to be taken a SKU and physical inventory of the Shipped Inventory contained in such shipment (each a “Finished Goods Evaluation”). Each Member of the Seller Group hereby appoints the Parent as its representative in all matters related to the Finished Goods Evaluations. The Parent shall be entitled to have a single representative present during each Finished Goods Evaluation, and the Purchaser and the Parent shall each bear their respective costs and expenses relative to the Finished Goods Evaluations. In the case of the Retained Inventory, the Parent shall report to the Purchaser in writing the number of units by SKU and the expiration date of each such unit (the “Retained Goods Evaluation”). The value of the Shipped Inventory (“Shipped Inventory Value”) shall be determined using the unit cost as set forth on Schedule 2.7(e). Notwithstanding the foregoing, the Shipped Inventory that (i) is damaged, open, a non-sellable sample or evaluation inventory that is held for sales representatives or (ii) has a remaining shelf life of less than one year shall be valued at $0. If the Shipped Inventory Value is determined in all of the Finished Goods Evaluations plus the Retained Goods Evaluation to be less than $1,245,000 in the aggregate, then the Parent shall refund the difference between $1,245,000 and such determined value to the Purchaser on a dollar-for-dollar basis within thirty (30) days of the date of the final Finished Goods Evaluation. If the Shipped Inventory Value is determined in all of the Finished Goods Evaluations plus the Retained Goods Evaluation to be greater than $1,245,000, then the Purchaser shall pay to the Seller Group the difference between such determined value and $1,245,000 on a dollar-for-dollar basis within thirty (30) days of the date of the final Finished Goods Evaluation. For the avoidance of doubt, all finished goods Inventory, regardless of location or shelf life, shall be included in the Transfer to the Purchaser at Closing.

g.	The Seller Group and the Purchaser shall each bear 50% of the cost of the shipment of the Shipped Inventory.

ARTICLE III

Liabilities.

Section 3.1.     Assumed Liabilities. As consideration for the purchase of the Assets pursuant to this Agreement, the Purchaser does hereby assume, and does hereby agree to pay, satisfy, discharge and perform, in accordance with their respective terms, the liabilities and obligations of any Member of the Seller Group arising under the Purchased Contracts, provided however, the Purchaser shall not so assume any such obligations or liabilities under any Purchased Contract to the extent that (a) such obligations or liabilities arise out of a breach by any Member of the Seller Group or its affiliates or predecessors of any such Purchased Contract; (b) such obligations or liabilities arise out of facts or circumstances that constitute a breach of the representations and warranties made to the Purchaser by any Member of the Seller Group hereunder; or (c) such obligations or liabilities relate to any period(s) prior to the date of assumption at the Closing (collectively, the “Assumed Liabilities”).

Section 3.2.     Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, the Schedules hereto or any other Closing Document, the Purchaser does not and will not assume or agree to pay, satisfy, discharge or perform, and shall not be deemed by virtue of the execution and delivery of this Agreement or any other Closing Document, or as a result of the consummation of the transactions contemplated by this Agreement, the Closing or otherwise to have assumed, or to have agreed to pay, satisfy, discharge or perform any of the Excluded Liabilities. The term “Excluded Liabilities,” as used herein, shall mean any and all liabilities, debts, claims, obligations, taxes, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or indeterminable, or liquidated or unliquidated (any and all of the foregoing, “Liabilities”) that are not specifically Assumed Liabilities, including without limitation:

(i)

any and all Liabilities relating to employee benefits or compensation arrangements, including, without limitation, any Liabilities under any Member’s employee benefit agreements, plans or other arrangements or any payroll, bonus, severance or wages owed by any Member of the Seller Group;

(ii)	any and all Liabilities relating to the employment, violation of privacy rights or the termination of the employment of any employee or former employee by any Member of the Seller Group;

(iii)	any and all Liabilities relating to the Excluded Contracts;
(iv)	any and all Liabilities of any Member of the Seller Group for Taxes;
(v)	any and all Liabilities that may arise or have arisen in connection with products manufactured or sold by any Member of the Seller Group prior to the Closing, including warranty obligations;
(vi)	any and all Liabilities arising between any Member of the Seller Group and any distributor or agent relating to the period prior to Closing; and
(vii)

any and all Liabilities of any Member of the Seller Group in respect of indebtedness (whether absolute, accrued, contingent, fixed or otherwise, whether due or to become due) of any Member of the Seller Group of any kind.

ARTICLE IV

Representations and Warranties.

Section 4.1.     Representations and Warranties by the Seller Group. The Members of the Seller Group hereby jointly and severally represent and warrant to the Purchaser that:

A.     Corporate Existence and Qualification of the Seller; Due Execution; Etc. Each Member is a corporation duly organized, validly existing and subsisting under the Laws of its country or state of incorporation and has the requisite corporate power and authority to own, lease or otherwise hold the Assets and to carry on the Business as conducted through the Closing Date. Each Member has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by each Member and the consummation by each Member of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, including the authorization and approval of the board of directors and the requisite percentage of stockholders of each Member. Assuming the due execution of this Agreement and the Closing Documents by the Purchaser, this Agreement and the Closing Documents to which the Members are a party constitute valid and binding obligations of each Member, enforceable in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B.     No Violation. Except as set forth on Schedule 4.1(B), neither the execution and delivery by the Members of this Agreement or the Closing Documents to be executed by the Members, nor the consummation by the Members of the transactions contemplated hereby or thereby: (i) violates or will violate any Law applicable to any Member; (ii) violates or will violate any order, ruling, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to any Member; (iii) conflicts or will conflict with, or results or will result in a breach of or default under the organizational documents of any Member, or results or will result in any breach of any Purchased Contract applicable to any Member; (iv) results or will result in the imposition of any Lien (as defined below) on any of the Assets; or (v) conflicts with any agreement, contract or other instrument to which any Member is a party. As used herein, the term “Lien” means any liens, claims, mortgages, charges, security interests, leases, covenants, options, pledges, rights of others, easements, rights of refusal, reservations, restrictions, encumbrances and other defects in title. Except as set forth on Schedule 4.1(B), no consent, authorization, or approval from, or registration or filing with, any Governmental Entity or any other third party is required to be obtained or made by or with respect to any Member in order to perform its obligations under this Agreement or in connection with the consummation of the transactions hereunder.

C.     Financial Information.

1.      Attached hereto as Schedule 4.1(C)(1) are true and complete copies of (i) the annual report of the Seller Group for the six months ended December 31, 2017; (ii) the half year financial report for the six months ended June 30, 2018; (iii) the full year financial report for the year ended December 31, 2018; and (iv) the half year financial report for the six months ended June 30, 2019.

2.     All information provided on Schedule 4.1(C)(1) fairly and accurately present the financial position of the Seller Group at the dates indicated in such financial statements or information and the results of operations for the periods stated therein and has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board, the Corporations Regulations 2001 and the Australian equivalents to the International Financial Reporting Standards, consistently applied throughout such periods.

3.     The sales data attached hereto as Schedule 4.1(C)(3) are true, correct and complete, and accurately reflect the sales of the Business in dollars and units, by country, as of the year ended December 31, 2018 and the nine months ended September 30, 2019.

4.     The 2019 standard cost summary attached hereto as Schedule 4.1(C)(4) is true, correct and complete and accurately reflects the standard costs by SKU associated with manufacturing the Products.

D.     Absence of Certain Transactions. Except as set forth on Schedule 4.1(D), since January 1, 2019, (i) the Seller Group has caused the Business to be operated only in the ordinary course, consistent with past historical, normalized practice (“Ordinary Course of Business”), and (ii) there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since such date, with respect to the Business, except as set forth on Schedule 4.1(D), no Member has: (1) disposed of any assets, incurred any accounts payable or receivable, or acquired any material assets, except in the Ordinary Course of Business; (2) entered into or amended or terminated any agreements or arrangements with customers or suppliers other than in the Ordinary Course of Business; (3) entered into or renewed any distribution agreements for the distribution of Products other than in the Ordinary Course of Business; (4) granted or entered into any mortgage, security, charge, surety, guarantee or indemnity covering the Assets (save for Liens arising in the Ordinary Course of Business and which have been discharged prior to Closing); (5) assumed any Liability or obligation, or given any commitment outside the Ordinary Course of Business; (6) permitted any insurances with coverages applicable to the Business to lapse or done or omitted to do anything which could make any insurance policy void or voidable; (7) deviated from its standard selling practices for the Products; (8) entered into any transaction with any Affiliate with respect to its Business, except in the Ordinary Course of Business; (9) materially changed the pricing charged for the Products; (10) taken any action, or otherwise omitted to take any action, which, if this Agreement had been in effect at such time, would have reasonably been expected to cause a breach of the any Member’s representations, warranties, covenants and agreements herein; or (11) agreed or committed to do any of the foregoing.

E.     Material Contracts and Obligations; Approvals.

1.     Purchased Contracts. All Purchased Contracts are listed under the sub-heading “Purchased Contracts” on Schedule 4.1(E)(1). The Seller Group has no contracts or Contracts related to the Business other than those represented by the Purchased Contracts and the Excluded Contracts. The only Purchased Contracts relating to the sales of the Products in which a payment would be owed to the counterparty due to the termination of the Contract are listed on Schedule 4.1(E)(1) under the sub-heading “Purchased Contracts with Termination Fees.” Except as provided on Schedule 4.1(E)(1) under the sub-heading “Unsigned Purchased Contracts,” the Seller Group has delivered to the Purchaser true and complete signed copies of all Purchased Contracts that are in written form and any amendments thereto. Each such Purchased Contract is in full force and effect and represents the valid and binding obligation of the Member party to such Purchased Contract. To the knowledge of the Seller Group, there are no oral contracts, agreements or arrangements that, individually or in the aggregate, are material to the Business.

2.     Defaults. Except as set forth on Schedule 4.1(E)(2), each Purchased Contract is freely assignable to the Purchaser under the terms of the Purchased Contract; each of the Member party to the Purchased Contract and, to the knowledge of the Seller Group, the other party or parties thereto, has performed in all material respects all obligations required to be performed by it thereunder through the Closing Date; the Member party to the Purchased Contract and, to the knowledge of the Seller Group, the other party or parties thereto, is not (with or without the lapse of time or the giving of notice, or both) in default under any such Purchased Contract; and the Member party to the Purchased Contract has not received any notice of any default (whether monetary or non-monetary) or termination of any such Purchased Contract from any other party thereto.

3.     Approvals. Schedule 4.1(E)(3) sets forth a true and complete list of all Approvals currently owned by each Member of the Seller Group, by Product and territory, true and complete copies of which have been provided by the Seller Group to the Purchaser. The Approvals constitute all of the permits, licenses, approvals, registrations, consents and authorizations required for the conduct of the Business within the Admedus Territory as conducted as of the Closing Date. All Approvals are valid and subsisting and in good standing and there is no default thereunder. No Member has received written notice of any claim, action, suit, proceeding or investigation pertaining to the Business in or before any Governmental Entity, whether brought, initiated, asserted or maintained by a Governmental Entity or any other person or entity nor, to the knowledge of the Seller Group, has any such claim, action, suit, proceeding or investigation been threatened, to revoke, suspend or limit the rights of any Member of the Seller Group under any of the Approvals, and the Seller Group is in compliance in all material respects with each of the Approvals. Except as identified on Schedule 4.1(E)(3), the Seller Group holds all such Approvals and has not previously transferred any Approval to a third party.

4.     Absence of Certain Business Contracts. Except as identified on Schedule 4.1(E)(4), the Seller Group has no Contracts of the following types: (1) any Contract granting to any person a first-refusal, first-offer or other right to purchase or acquire any Assets, any of the Licenses or the Business; (2) any Contract under which any Member of the Seller Group is or has agreed to become a joint venture or partner with respect to the Business; (3) any Contract granting a power of attorney that could be binding upon the Purchaser; (4) any Contract with respect to letters of credit, surety or other bonds, or pursuant to which any Assets are, or are to be, subjected to a Lien; or (5) any Contract to indemnify any third party in connection with the Business for which Purchaser may become liable.

F.     Assets.

1.      Schedule 4.1(F) sets forth a true and complete list of all of the Tangible Assets as of the Closing Date, giving the location and information reasonably necessary for the identification of such Asset.

2.      All Tangible Assets included in the Assets are in good operating condition, normal wear and tear excepted, and are generally adequate and suitable for the uses to which they are being put. The books and records included in the Assets described in Section 1.2(A)(7), all of which have been made or will at Closing be made, available to the Purchaser, are true and complete in all material respects. Except as set forth in this Agreement as an Asset, no design testing documents, marketing materials, or clinical data, and no other customer or supplier lists, all solely related to, used exclusively or held for use exclusively in, and required exclusively for, the manufacture, production, marketing, sale and distribution of the Products, are in the Seller’s possession or control. The Assets, the Excluded Physical Assets and the Licenses include all of the assets reasonably necessary (i) for one or more individuals of ordinary skill in the art to manufacture the Products and (ii) to legally market and sell the Products, in each case assuming the Purchaser obtains assets substantially similar to the Excluded Physical Assets and uses the Assets and the assets substantially similar to the Excluded Physical Assets in a manner consistent with the use of the Assets and the Excluded Physical Assets by the Seller Group.

G.     Title to Assets. Immediately prior to Closing, the Seller Group is the sole, true and lawful owner of, and has good and marketable title in and to, all of the Assets, free and clear of all Liens.

H.	Intellectual Property.

1.     Schedule 4.1(H)(1) sets forth a true and complete list of all registered Intellectual Property owned or used by the Seller Group exclusively in the Business, and includes the jurisdiction in which such item of Intellectual Property has been registered or filed, the status, the applicable application and registration or serial number, the expiration date, and if applicable, any co-owners thereof. The Seller Group owns or has the continuing valid and legal right to use, pursuant to license, sublicense, agreement, or permission, the Intellectual Property. The Intellectual Property, taken together with the Licenses, includes all of the Intellectual Property of the Business and necessary for the manufacture and sale of the Products as of the Closing Date. With respect to the Intellectual Property: (i) the Seller Group possesses all right, title and interest in and to such Intellectual Property, free and clear of any encumbrance, license or other restriction, or otherwise has sufficient rights to use such Intellectual Property pursuant to a license or permission as may be necessary in connection with the operation of the Business; (ii) such Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of such Intellectual Property; (iv) no Member of the Seller Group has agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to such Intellectual Property; and (v) no Member of the Seller Group has granted any license of any kind in and to such Intellectual Property to any third party. There are no, and have not been any, past, present and future royalties, fees or other liabilities payable or owing by any Member of the Seller Group to any owner or licensee of, or any other claimant to, any Intellectual Property.

2.     No Member of the Seller Group has, in the conduct of the Business or the use of the Intellectual Property, interfered with, infringed upon or misappropriated any patent, copyright, trade secret or other intellectual property rights of third persons, and no Member of the Seller Group has received any written claim, demand or notice alleging any such interference, infringement, misappropriation or violation of the intellectual property rights of third persons (including any claim that it must license or refrain from using any such rights of any third party) relating to its Business. To the knowledge of each Member of the Seller Group, no third party is currently or has interfered with, infringed upon, misappropriated or otherwise come into conflict with any of the Intellectual Property.

3.     No Intellectual Property is the subject of any royalty, license, sublicense, agreement or permission granted by any third party.

4.     Except as identified on Schedule 4.1(H)(4), none of the processes, methodologies, trade secrets, research and development results, and other know-how included in the Intellectual Property, the value of which is contingent upon maintenance of the confidentiality thereof, has been disclosed by any Member of the Seller Group to any person other than employees or contractors of the Seller Group who are parties to customary confidentiality and non-disclosure agreements with the Seller Group or as required by Law.

5.     Except as identified on Schedule 4.1(H)(5), no Member of the Seller Group has conveyed, licensed, transferred, given any security interest in, or otherwise transferred or encumbered any of the Intellectual Property to any party other than to the Purchaser pursuant to the Transfer. By means of the Transfer, each Member of the Seller Group is conveying all of its rights and interest in and title to the Intellectual Property.

6.     In the reasonable judgment of the Seller Group, all necessary registration, maintenance and renewal fees in connection with the Intellectual Property have been paid, and all necessary documents, recordations and certificates in connection with the Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining the Intellectual Property. No interference, opposition, reissue, reexamination or other similar proceeding is pending in which any Intellectual Property is being contested or challenged. Except as set forth on Schedule 4.1(H)(1), to the knowledge of the Seller Group, there are no actions that must be taken within three (3) months of the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of maintaining, perfecting, preserving or renewing any item of Intellectual Property.

I.     Litigation. Except as indicated on Schedule 4.1(I), there are no Legal Proceedings pending or, to the knowledge of the Seller Group, threatened against the Seller Group or any Member and pertaining to the Products or the Business, including without limitation any legal proceeding that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement or any other Closing Document. There is no Legal Proceeding pertaining to the Products or the Business (including employees) that any Member of the Seller Group, or its Affiliates, has initiated or intends to initiate. There are no claims against any Member of the Seller Group or the Business pending, or to the knowledge of the Seller Group, threatened alleging that any Products sold are defective or fail to meet any product warranties. No Member of the Seller Group has incurred Liability arising out of any injury to individuals as a result of the marketing, distribution or sale of any Product. No Member of the Seller Group has knowledge of any inquiry or investigation made in respect thereof by any Governmental Authority.

J.     Compliance With Laws.

1.     General. No Member of the Seller Group is in default with respect to any Order pertaining to the Business. The Business is and at all times has been operated in compliance in all material respects with all applicable Laws.

2.     Domestic and Foreign Regulatory Compliance. A true and complete list of all territories and countries where Products are approved, cleared or registered for sale is attached hereto as Schedule 4.1(J)(1) (“Admedus Territory”). Each Member of the Seller Group represents that it and its Affiliates have complied in all material respects with all applicable requirements pertaining to the Business of: (1) the United States Food and Drug Administration (“FDA”); (2) each of the applicable regulatory bodies in those member states of the European Union in which any Member of the Seller Group has sold or distributed the Products, directly or indirectly; and (3) each of the applicable regulatory bodies of any other territory or country listed on Schedule 4.1(J)(1) (each, a “Third Country”), including without limitation in each case:

(i)	all applicable FDA pre-market clearance (“510(k)”) or pre-market approval (“PMA”) requirements set forth in 21 C.F.R. §§ 807, 814; all applicable CE-MDD marking requirements set forth in 93/42/EEC; the Medical Device Directive, as implemented in each member country (the ”MDD”), and any similar requirement set forth in the laws or regulations of any Third Country; including, in each case, the requirement to obtain a new clearance or approval for modifications to existing Products;

(ii)	all applicable FDA export requirements of the Federal Food, Drug and Cosmetic Act, as amended (the “FDC Act”), codified at 21 U.S.C. §§ 381, 382.

(iii)	all applicable establishment registration and device listing requirements set forth in 21 C.F.R. § 807; in the MDD or in the laws or regulations of any Third Country;

(iv)	all applicable design, manufacturing and testing requirements set forth in 21 C.F.R. § 820; in the MDD or in the laws or regulations of any Third Country;

(v)	all applicable complaint handling requirements set forth in 21 C.F.R. § 820.198; in the MDD or in the laws or regulations of any Third Country; including without limitation the record keeping and investigation requirements thereof;

(vi)	the medical device reporting requirements set forth in 21 C.F.R. § 803; the adverse event reporting requirements set forth in the MDD and any similar requirements set forth in the laws or regulations of any Third Country; and

(vii)	the removal and corrections requirements set forth in 21 C.F.R. § 806; in the MDD or in the laws or regulations of any Third Country.

There have been no recalls, field notifications, alerts or seizures requested or threatened relating to the Products or the Business. No Member of the Seller Group has received written notice (whether completed or pending) of any Legal Proceeding seeking recall, suspension or seizure of any Products.

The Seller Group has provided to the Purchaser true and complete copies of all 510(k) clearance or approval letters received by any Member of the Seller Group from the FDA in connection with the Business and provided the Purchaser with access to all related documents and information, including device master files. The Seller Group has provided to the Purchaser true and complete copies of all European Union notified body’s certifications and all approvals and registrations from the Third Countries relating to the Business.

The Seller Group has provided to the Purchaser true and complete copies of all medical device reports, complaints, corrective actions, malfunctions, adverse event reports and the like with respect to the Products, to the extent in the possession or control of the Seller Group. There is no safety, quality or efficacy issue with regard to the Products that would reasonably be expected to materially or substantially impair the ability of the Purchaser to successfully market and sell the Products. All manufacturing operations of the Business have been, and are being, conducted in compliance in all material respects with applicable good manufacturing processes and quality systems regulations, and all manufacturing and testing processes are sufficiently documented to permit such material compliance.

K.     Labor and Employment Matters. There are no organizing activities or collective bargaining arrangements that could affect the Business pending or under discussion with any labor organization or employee. There are, and since January 1, 2018 there have been, no lockouts, strikes, slowdowns or work stoppages pending or threatened by or with respect to any employees or the Business. Except as identified on Schedule 4.1(I), no Member of the Seller Group is currently a party to, and no Member of the Seller Group has been threatened with, any Legal Proceeding by any employee or former employee of any Member of the Seller Group. To the Seller Group’s knowledge, there are no material controversies, grievances or claims pending or threatened, by any employee or former employees of any Member of the Seller Group with respect to their employment or compensation.

L.     Suppliers. Schedule 4.1(L) contains a true and complete list of all suppliers of components, supplies or materials used in the manufacture of the Products. No supplier is a sole source supplier. The Seller Group has no knowledge of any condition, event or occurrence that could reasonably be anticipated to materially adversely affect, after the Closing, the supply of materials or provision of services to the Business by any third party.

M.     Insurance Policies. Schedule 4.1(M) contains a true and complete list of all policies of insurance relating to the Business currently maintained by the Seller Group. All such insurance is in full force and effect, and no premiums thereon are due and unpaid. No written notice of cancellation or termination has been received by any Member of the Seller Group with respect to any such policy of insurance, no claim is currently reserved or, to the knowledge of the Seller Group, should be reserved under any policy of insurance, and all of such insurance is so-called “occurrence-based” insurance. The Seller Group does not have and has not had any insurance that is or was maintained as self-insurance.

N.     Inventory. Schedule 4.1(N) contains a true and complete aged list of the Inventory as of September 30, 2019 and as of October 4, 2019, reported separately by product line, giving model or other identifying number. The finished goods Inventory consists of solely of items that (i) are of a quantity and quality usable and saleable in the ordinary course of the Business and (ii) are not opened, damaged, obsolete, faulty, slow-moving or otherwise unmarketable. Except as provided on Schedule 4.1(N), the Inventory does not consist of any items held on consignment. No Member of the Seller Group has knowledge of any condition, event or occurrence that could reasonably be anticipated to adversely affect, after the Closing, the supply of Inventory.

O.     Customers. A true and complete list of all customers purchasing Products from the Seller or its Affiliates during the period from January 1, 2017 through the day before the Closing Date, with all available ship-to addresses, contact information, and detailed sales history in local currency and units by SKU, has been provided to the Purchaser as Schedule 4.1(O). No Member of the Seller Group has received written notice from, and each Member is not otherwise aware that, any customer of the Business intends to stop purchasing, or materially reduce its volume of purchases of, Products.

P.     Brokers’ Fees. The Seller Group has made no agreement or taken any other action which will cause the Purchaser to become obligated for any broker’s or other fee or commission as a result of any of the transactions contemplated by this Agreement. Any broker’s fee incurred by any Member of the Seller Group shall be paid by the Seller Group.

Q.     Hazardous Materials. Each Member of the Seller Group is, and has at all times been, in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all required environmental permits under applicable Environmental Law. There are no claims pursuant to any Environmental Law pending or, to the knowledge of the Seller Group, threatened, against any Member of the Seller Group in connection with the conduct or operation of the Business or the ownership or use of the Assets. Attached hereto as Schedule 4.1(Q) is a true and correct list of all Hazardous Materials used in the Business, whether by any Member of the Seller Group or any third party engaged by the Seller Group in connection with the production of any of the Products. For purposes of this Agreement, “Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or oil or other petroleum product, as any of the foregoing may be defined in any Environmental Law, where “Environmental Law” shall mean any and all applicable federal, state, county or local law, ordinance or regulation relating to the generation, discharge, release, containment, storage, transportation, disposal, assessment or cleanup of Hazardous Materials or other contaminants or similar materials, including without limitation the following: (1) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq.; (2) the Toxic Substances Control Act, 15 U.S.C. §2101 et seq.; (3) the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §136; (4) the Hazardous Materials Transportation Act, 49 U.S.C. §§1801 to 1812; (5) the Federal Water Pollution Control Act, 32 U.S.C. §1251 et seq.; (6) the Federal Solid Waste Disposal Act; (7) the Federal Clean Air Act, 42 U.S.C. §1857 et seq.; and (8) any other federal, state, county, or local statutes or implementing regulations (or any other statutes or implementing regulations of any other Governmental Entity) relating to, regulating, or having jurisdiction over, any environmental contamination, Hazardous Material, or release or threat of release of Hazardous Material.

R.     Products; Product Liability.

1. Each of the Products (including all finished goods Inventory): (a) is, and at all times up to and including the sale thereof has been, manufactured, packaged, labeled, stored, handled, distributed, shipped, marketed and promoted, and in all other respects has been, in compliance in all material respects with all applicable Laws and (b) is in conformity, and at all relevant times has conformed, in all material respects to all specifications and any warranties or affirmations of fact made in all regulatory filings or set forth in any Approval or made on the container or label for such Product or in connection with its sale. There is no design or manufacturing defect with respect to the Products. The Products have an approved shelf life of three years from the date of manufacture in all territories where there is an Approval.

2. Schedule 4.1(R) sets forth the standard form of warranty that is currently applicable to the Products. No Member of the Seller Group has received any written notice any claim or threatened claim that the Products fail to meet any product warranties. No Member of the Seller Group has incurred liability arising out of any injury to, or death of, any individual as a result of the ownership, possession, or use of any Product and, to the Seller Group’s knowledge, there has been no inquiry or investigation made in respect thereof by any Governmental Entity.

S.      Leaflets. No more than 20% of completed patient response cards for procedures during the period between October 1, 2017 and March 31, 2019 indicate that the Products were used for valve replacement or valve repair (including leaflet replacement or leaflet repair).

T.      Solvency. The Seller Group is solvent, where “solvent” means the Seller Group is able to pay all of its debts, as and when they become due and payable.

U. Surgeon Payments. In 2018, the Seller Group’s payments to all surgeons in respect of consulting services in connection with the Business did not exceed $100,000, excluding payments to employees of the Seller Group.

V.     Disclosure. The representations and warranties contained in this Section 4.1 and, to the knowledge of the Seller Group, in the documents, instruments and certificates delivered by the Seller Group pursuant to this Agreement do not contain any untrue or misleading statement of fact or omit to state any material fact necessary in order to prevent the statements and information contained herein and therein from being false or misleading.

Section 4.2.     Representations and Warranties by the Purchaser. The Purchaser represents and warrants to the Seller Group that:

A.     Existence and Qualification of the Purchaser; Due Execution, Etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Closing Documents to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Closing Documents to be executed by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and, assuming the due execution of this Agreement by the Seller Group, this Agreement and the Closing Documents to be executed by the Purchaser constitute valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B.     No Violation. Neither the execution or delivery by the Purchaser of this Agreement or the Closing Documents to be executed by the Purchaser nor the consummation of the transactions contemplated hereby or thereby: (i) violates or will violate any Law applicable to the Purchaser; (ii) violates or will violate any Order applicable to the Purchaser; (iii) results or will result in a breach of or default under the Certificate of Incorporation of the Purchaser or (iv) conflicts with any agreement, contract or other instrument to which the Purchaser is a party. No consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof) is required to be obtained or made by or with respect to the Purchaser in order to perform its obligations under this Agreement.

C.     Funds. The Purchaser has sufficient funds to ensure timely payment of the Purchase Price in accordance with this Agreement.

D.     Access and Investigation. The Purchaser has been afforded access to the books and records, facilities and officers, directors, employees and other professional representatives of the Business for purposes of conducting a due diligence investigation with respect thereto. The Purchaser has conducted to its satisfaction an independent investigation and verification of all aspects of the Business and the Assets. In making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser has relied solely on the results of such independent investigation and on the representations and warranties of the Seller Group expressly and specifically set forth in the Closing Documents (the “Seller Group Representations”). The Purchaser has not relied and will not rely on any representations, warranties, statements, information, documents, projections, forecasts or other material made available to the Purchaser, its agents or advisors other than the Seller Group Representations. The Seller Group Representations constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose) of any Member of the Seller Group as to any matter concerning the Business or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser, its agents or advisors in connection with this Agreement or the transactions contemplated by this Agreement and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by the Seller Group.

ARTICLE V

Certain Covenants.

Section 5.1.     Warranty and Insurance.

A.     Warranty. The Seller Group shall be responsible for all customer warranties with respect to (i) the Inventory and (ii) all Products manufactured or sold prior to the Closing Date and in each case shall timely perform such warranty services at its own cost. The Purchaser will reasonably cooperate with the Seller Group at the Seller Group’s expense in the handling of any warranty claims for the Inventory and such Products.

B.      Insurance. The Seller Group at its sole cost and expense shall (i) maintain a general liability and products liability insurance policy with coverage at levels the same as carried by them prior to Closing until the fifth anniversary of the Closing Date and (ii) obtain and maintain property insurance to cover any Tangible Assets owned by the Purchaser to the extent remaining in possession of the Seller Group until delivered to the Purchaser in accordance with the Transition Services Agreement, for their replacement value as at policy inception until such Tangible Assets have been delivered to the Purchaser, in each case naming the Purchaser as an Additional Insured and in the case of property insurance, as loss payee.

Section 5.2.     Cooperation Regarding Taxes; Tax Returns. From and after the Closing, each Member of the Seller Group will make available to the Purchaser, upon reasonable written request and with the Purchaser bearing responsibility for all of its out-of-pocket expenses therefor, the Seller Group’s personnel or representatives under its control whose assistance or participation is reasonably required by the Purchaser in anticipation of, or preparation for, existing or future Legal Proceedings, Tax Return preparation, audits or other matters in which the Purchaser or any of its Affiliates is involved and that is related to the Seller Group or the Business. Each Member of the Seller Group will reasonably cooperate with the Purchaser, at Purchaser’s expense, in the conduct of any Tax audit, claim for refund of Taxes or similar proceedings involving or otherwise relating to any of the Assets, the Business or the Seller Group (or the income therefrom or assets thereof). For purposes of this Agreement, (i) “Tax” or “Taxes” includes all federal, state, territorial, local, foreign and other taxes, assessments, or governmental charges of any kind whatsoever including, without limitation, income, franchise, capital stock, excise, property, sales, use, goods, service, service use, leasing, leasing use, gross receipts, value added, single business, alternative or add-on minimum, occupation, real and personal property, stamp, workers’ compensation, severance, windfall profits, customs, duties, disability, registration, estimated, environmental (including Taxes under Internal Revenue Code Section 59A), transfer, payroll, withholding, employment, unemployment and social security taxes, or other taxes of the same or similar nature, together with any interest, penalties or additions thereon and estimated payments thereof, whether disputed or not, (ii) “Tax Return” or “Tax Returns” includes all returns, reports, information returns, forms, declarations, claims for refund, statements and other documents (including any amendments thereto and including any schedule or attachment thereto) in connection with Taxes that are required to be filed with a Governmental Entity or other tax authority, or sent or provided to another party under applicable Law, and (iii) all citations of the Internal Revenue Code of 1986, as amended, or to the treasury regulations promulgated thereunder in this Agreement shall include any amendments or successor provisions thereto.

Section 5.3.     Further Assurances. Each party agrees that at or subsequent to the Closing, upon the written request of the other party, it will promptly execute and deliver or cause to be promptly executed and delivered any further assignment, instruments of transfer, bills of sale or conveyances, and shall otherwise cooperate with the other party, all to the extent reasonably necessary or desirable to vest fully in the Purchaser all of the Seller Group’s right, title and interest in and to the Assets or to otherwise confirm the transactions contemplated hereby, including without limitation any filings or correspondence with any regulatory agency, notified body or other person regarding Approvals, product recalls, adverse event reports and the like. To the extent that an attempted assignment or transfer of any Purchased Contract would constitute a breach thereof, this Agreement shall not constitute an assignment or attempted assignment thereof. In such a case, the relevant Member of the Seller Group shall establish with the Purchaser any back-to-back arrangement reasonably requested by the Purchaser in order to provide for the Purchaser the benefits intended to be assigned under any such Purchased Contract. Each Member of the Seller Group also agrees that it shall, at the reasonable request of the Purchaser and at Purchaser’s expense, use commercially reasonable efforts to enforce (a) the terms of any confidentiality, non-disclosure or non-competition agreement between any Member of the Seller Group and any third party and (b) any provisions relating to confidentiality, non-disclosure or non-competition contained in any other agreement to which any Member of the Seller Group is party, in each case if the Purchaser is harmed, or has a reasonable expectation of harm, due to the breach or potential breach of any such agreement or provisions by a third party.

Section 5.4.     Restrictive Covenants.

A.     Covenant Not to Compete or Disparage.

1.      Each Member of the Seller Group agrees that no Member of the Seller Group nor any of its current natural person Affiliates nor any of its Affiliates that are not natural persons will, directly or indirectly, own, manage, operate, finance, join, or control, or participate in the ownership, management, operation, financing or control of, or be associated as a partner, lender, investor or representative in connection with, or appoint any director, manager or other representative of, any profit or not-for-profit business or enterprise that: (a) engages in any Purchaser Competitive Activity, or (b) disparages the Purchaser, the Business or the Products in any material way. “Purchaser Competitive Activity” shall mean the design, manufacture, sale or distribution of (i) any of the Products other than any contractual arrangement between a Member of the Seller Group and the Purchaser, (ii) patches for cardiac repair or replacement (excluding catheter-delivered repair or catheter-delivered replacement devices), (iii) conduits formed from flat patches for cardiac repair or replacement; or (iv) any products used in vascular repair or replacement. The Seller Group shall not be considered to be engaged in a Purchaser Competitive Activity if it consummates a Conduit Transaction (as defined in the License Agreement) with a Conduit Offeror (as defined in the License Agreement) after having fully complied with the terms and conditions of Section 6.1(a) of the License Agreement. The Seller Group shall not be considered to be engaged in a Purchaser Competitive Activity if it consummates a Dura Transaction (as defined in the License Agreement) with a Dura Offeror (as defined in the License Agreement) after having fully complied with the terms and conditions of Section 6.1(b) of the License Agreement.

2.      Purchaser agrees that neither Purchaser nor any of its Affiliates will disparage any Member of the Seller Group in any material way.

3.      Notwithstanding the foregoing, this Section 5.4(A) shall not prohibit or restrict the ability of any Member of the Seller Group to beneficially own 5% or less of the outstanding stock of any company engaging in Purchaser Competitive Activity provided such stock is publicly traded on a nationally recognized securities exchange.

B.     Non-Solicitation; Non-Disclosure; Non-Interference.

1.     No Member of the Seller Group shall (a) at any time during a period of three (3) years commencing on the Closing Date directly or indirectly solicit, induce or attempt to induce to enter the employ of the Seller or any other person or entity (i) any Specified Employee (if actually employed by the Purchaser following Closing) or (ii) any employees of the Purchaser made known to the Seller Group by virtue of the transactions contemplated hereby or (b) at any time after the Closing directly or indirectly divulge, or permit to be divulged to others, or use in any way any Proprietary Information. As used herein, the term “Proprietary Information” shall mean all confidential information concerning the Purchaser, the Business and the Assets, including client and customer lists, trade secrets, data, information, documents, inventions, developments, or forms owned or used by any Member of the Seller Group (on or prior to the Closing Date) included in the Assets transferred to the Purchaser pursuant to this Agreement, whether or not any of the foregoing is published or unpublished, protected or susceptible to protection under patent, trademark, copyright or similar laws and whether or not any party has elected to secure or attempted to secure such protection; provided however, that a Member of the Seller Group may disclose any Proprietary Information solely to the extent and in the circumstances reasonably (i) needed to be disclosed to a court of competent jurisdiction in order for such Member to pursue any claim against the Purchaser hereunder; (ii) required to be disclosed by a court of competent jurisdiction or any regulatory authority; or (iii) required by Law to be disclosed to a Governmental Entity; provided, however, that such Member provides to the Purchaser reasonable advance opportunity to seek in camera or other protection with respect to such disclosure. No Member of the Seller Group shall, whether on its own behalf or on behalf of any of its Affiliates or in conjunction with any Person, directly or indirectly interfere with the business relationship that the Purchaser has or may have with any customer or supplier to the Business.

2.      Purchaser shall not at any time during a period of three (3) years commencing on the Closing Date directly or indirectly solicit, induce or attempt to induce to enter the employ of the Purchaser or any other person or entity any employees (other than the Specified Employees) of the Seller Group.

C.     Equitable Relief. Each Member of the Seller Group and the Purchaser each acknowledge that any breach of the covenants contained in Section 5.4(A) and (B) would cause an irreparable injury to the non-breaching party and that damages and remedies at law for any breach of any such covenant would be inadequate. Each Member of the Seller Group and the Purchaser acknowledge that, in addition to any other remedies available to the non-breaching party, the non-breaching party shall, without the necessity of proving actual damages or posting any bond or other security, be entitled to injunctive relief and other equitable relief to prevent a breach of any such covenant.

D.     Reasonableness of Restrictions. Each Member of the Seller Group acknowledges that (i) the goodwill associated with the Business prior to the transactions contemplated by this Agreement is an integral component of the value of the Business and is reflected in the value of the consideration being paid for the Assets, and (ii) the agreements of the Seller Group set forth herein are necessary to preserve the value of the Business following the consummation of the transactions contemplated by this Agreement and are a material inducement to the Purchaser entering into this Agreement. Each Member of the Seller Group also acknowledges that the limitations to the scope of activity agreed to in this Agreement are reasonable and necessary to protect the legitimate business interests of the Purchaser, which include the protection of (x) valuable confidential information related to the Business, (y) substantial relationships with customers of the Business and (z) customer goodwill associated with the ongoing Business, because, among other things: (A) the Business is in a highly competitive industry, (B) each Member of the Seller Group has had access to and in some cases shall continue to have access to, trade secrets and know-how of the Business for a period of time and (C) each Member of the Seller Group is expected to benefit from the transactions contemplated by this Agreement.

E.     Judicial Determinations. It is the desire and intent of the parties to this Agreement that the provisions of this Section 5.4 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 5.4 shall be adjudicated to be invalid, ineffective or unenforceable, this Section 5.4 shall be deemed automatically amended to delete therefrom such provision or portion adjudicated to be invalid, ineffective or unenforceable, such amendment to apply only with respect to the operation of such provision in the particular jurisdiction with respect to which adjudication is made.

Section 5.5.     Discharge of Liabilities. Without limiting the provisions of Sections 3.2 or 6.1 hereof, each Member of the Seller Group acknowledges that the Seller Group is retaining all Excluded Liabilities. Each Member of the Seller Group hereby jointly and severally agrees and covenants that it shall, at all times following Closing, perform, pay or discharge, to the extent not theretofore performed, paid or discharged, any and all Excluded Liabilities.

Section 5.6     Transfer Taxes. All excise, sales, use, goods and services, transfer, stamp duty, and all other similar types of taxes that become due and owing in connection with the sale of the Assets (“Transfer Taxes”) shall be borne 50% by the Seller Group, on the one hand, and 50% by Purchaser, on the other; provided, however that the Seller Group’s liability for Transfer Taxes and License Taxes (as defined in the License Agreement) shall not exceed [***] in the aggregate. Transfer Taxes shall each be paid by the respective parties either on receipt of a relevant tax invoice or fourteen (14) days prior to the due date payable to the relevant tax authority (“Tax Revenue Authority”). If any delay occurs in the payment of the Transfer Taxes, then the party delayed in remitting payment shall be responsible for payment of any penalties or interest that may be charged by the relevant Tax Revenue Authority in respect of such delayed payment.

Section 5.7.     Customer Transition. In order to facilitate the proper payment of invoices and the submission of new orders following the Closing Date, and to provide otherwise for a smooth transition of the Business, the Purchaser and the Seller Group shall reasonably cooperate in the transition of customers to the Purchaser according to the Transition Services Agreement following the Closing Date. Each Member of the Seller Group acknowledges that it may receive payment of accounts receivable of the Purchaser, and vice versa. To the extent that any Member of the Seller Group receives any payments that should have been paid to the Purchaser, the Seller Group shall pay over to the Purchaser the amount of such payments within five (5) Business Days after the end of each calendar month. To the extent that the Purchaser receives any payments that should have been paid to any Member of the Seller Group, the Purchaser shall pay over to the Seller Group the amount of such payments within five (5) Business Days after the end of each calendar month. For a period of twelve (12) months following the Closing Date, the Seller Group shall immediately forward to the Purchaser all Product orders received from any customer.

Section 5.8.     Regulatory Matters. The Seller Group agrees to, and to cause its Affiliates and other business associates to, cooperate with the Purchaser following the Closing Date, at Purchaser’s expense, to transfer all Approvals to the Purchaser or its designee, to the extent legally transferable. Each Member of the Seller Group grants to the Purchaser the right to refer to the Seller Group’s regulatory filings related to the manufacture, marketing, sale and distribution of each of the Products to the extent not properly included in the Assets. Upon written request from the Purchaser, the Seller Group will supply the Purchaser with copies of such filings. The Seller Group, at its own expense, shall seek in good faith to obtain CE mark certification for all Products under the MDR before August 1, 2023. This shall include, but not be limited to, creating new technical documentation (as defined under the MDR), and becoming compliant, and maintaining compliance, with ISO 14160, ISO 10993 and ISO 22442. In addition to and not in replacement of the foregoing obligation, the Seller Group and the Purchaser shall use reasonable efforts to timely obtain CE mark certification for the Products for the Purchaser under the MDR, but the Seller Group and the Purchaser accept and acknowledge that timing of certification depends upon full adoption of the MDR, EU regulators, and the vendors used. The Seller Group, at its own expense, shall seek in good faith to obtain approval for all Products from the Therapeutic Goods Administration by March 31, 2021.

Section 5.9.     Transition of Certain Employees. Notwithstanding anything in this Agreement to the contrary, the Seller Group agrees that the Purchaser may offer employment to any Specified Employee. The Seller Group shall be responsible for providing termination notices to the Specified Employees who elect to be employed by the Purchaser and for otherwise effecting such termination in compliance with applicable Laws. The Seller Group shall satisfy any amounts owing to such Specified Employees at the time of their termination, including, but not limited to, wages owed, any amount owing for accrued vacation, any reimbursement of expenses and any other amounts required to be paid under applicable Law.

Section 5.10.     Books and Records. The Seller Group shall take all commercially reasonable efforts to ensure that a copy of all records of the Seller Group, to the extent constituting Assets, are provided to the Purchaser at Closing or as quickly thereafter as is practicable.

Section 5.11.     Allocation of Purchase Price. The Seller Group and the Purchaser agree to negotiate in good faith and agree upon an allocation of the consideration payable hereunder amongst the Assets for tax purposes within a reasonably prompt period following the Closing. The Seller Group shall have sole authority to determine any relevant allocation of the consideration payable among its Members but agrees that the consideration payable to each Member shall be no less than the fair value of the assets sold to Purchaser by such Member hereunder. The Purchaser shall have no obligation to see to the application of the consideration as between the Members of the Seller Group. The Seller Group and the Purchaser agree that their respective tax returns (including IRS Form 8594 – Asset Acquisition Statement) relating to the Transfer of the Assets hereunder will be consistent with such allocation.

Section 5.12.     Public Statements. The parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and no party shall issue any press release or make any public statement prior to obtaining the other party’s prior approval, which approval shall not be unreasonably withheld. No such approval shall be necessary to the extent disclosure may be required by applicable Law or the rules of any stock exchange. The Seller Group acknowledges that the Purchaser may be required to file this Agreement and one or more of the Closing Documents with the United States Securities and Exchange Commission.

Section 5.13.     Financial Statements. Parent shall use reasonable efforts to, as promptly as practicable after the date hereof and no later than October 31, 2019, provide the Purchaser with (i) the audited financial statements of the Business, including the balance sheet of the Business as of December 31, 2018, and the statement of comprehensive income, the statement of changes in stockholders’ equity, the statements of operations and cash flows of the Business for the fiscal year ended December 31, 2018 and all related footnotes thereto, audited in accordance with auditing standards generally accepted in the United States of America (the “Audited Financial Statements”); (ii) the unaudited financial statements of the Business for applicable interim periods required for the Purchaser’s filings with the US Securities and Exchange Commission (the “SEC”), including the balance sheet as of September 30, 2019, statements of operations and cash flows for the nine-month period ended September 30, 2019, and all related footnotes thereto (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “S-X Financial Statements”), and (iii) in the case of the Audited Financial Statements, a report of the independent auditor. The expenses relating to the preparation of the Audited Financial Statements shall be borne 50% by the Seller Group, on the one hand, and 50% by Purchaser, on the other. In each case, the S-X Financial Statements shall be prepared from the books and records of the Seller Group that were prepared in accordance with International Financial Reporting Standards (with no exception or qualification thereto) applied on a consistent basis throughout the periods involved, and present fairly in all material respects the financial position and results of operations of the Business as of the dates and for the periods shown therein. The Seller Group shall permit the Purchaser and its representatives to have reasonable access to all such books, records and other documents of each Member of the Seller Group as are, or would be, necessary to calculate and confirm the S-X Financial Statements.

Section 5.14.     Distributors and Agents. The Seller Group, in consultation with the Purchaser, shall be responsible for notifying the distributors and agents listed on Schedule 5.13 (the “Dealers”), who distribute and/or sell Product on the Seller Group’s behalf as of the Closing Date, immediately following the Closing, of the termination of their rights to distribute and/or sell the Products subject to the conditions in the applicable agreement and laws. To the extent that any payments are necessary to any Dealer to ensure a smooth transition of the Business, including to obtain customer lists or cooperation in transferring Product registrations, the Seller Group and the Purchaser shall [***].

Section 5.15. Limits on the Purchaser.

A.      The Purchaser shall not sell any of the Products, or any other shapes or sizes of the Products, (i) to any third party manufacturer of medical devices or (ii) as a product that competes directly with any of the products of the Seller Group that are (a) commercialized or under active product development, for itself or for third parties, as of the Closing Date and (b) listed on Schedule 5.15, each of which the Seller Group represents and warrants it is actively developing as of the date hereof. [***].

B.     The Purchaser shall not use, file applications, or seek to register any trademarks that include the ADAPT Assets (including those shown on Schedule 1.2 (B)(7)) or use any name, mark, or word that conflicts with the Seller Group’s intellectual property rights in the ADAPT Assets.

Section 5.16. Limits on the Seller Group. The Seller Group will not use the trademarks identified on Schedule 1.2(B)(7) after the Closing Date.

Section 5.17 Limited Use of ADAPT Name. The Purchaser may use the Seller Group’s “ADAPT” trademark and trade name solely on the packaging in connection with: (i) the sale of Inventory sold to the Purchaser and previously packaged by the Seller Group, and (ii) the sale of any Product purchased by the Purchaser from Members of the Seller Group under the Transition Services Agreement using packaging of the Seller Group as of the Closing Date.

Section 5.18 Revocation. The Seller Group shall revoke any and all licenses or rights previously granted to any third party by the Seller Group to use any Asset Transferred to the Purchaser hereunder by October 18, 2019.

Section 5.19 License-Back. The Purchaser grants back to the Seller Group a non-exclusive, royalty-free, perpetual, transferable, and sublicensable right and license to the clinical data transferred to Purchaser as an Asset under this Agreement for use outside of the Exclusive Fields (as defined in the License Agreement).

ARTICLE VI

Indemnification; Survival of Representations, Warranties and Covenants.

Section 6.1.     Indemnification by Seller Group. Each Member of the Seller Group hereby jointly and severally agrees to defend, hold harmless and indemnify the Purchaser and its Affiliates and their respective employees, officers, directors, stockholders, partners and representatives (“Purchaser Parties”) from and against any actual damages or losses, assessments, claims, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or relate to:

A.     any misrepresentation or inaccuracy in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of any Member of the Seller Group contained in this Agreement, including without limitation in the Disclosure Schedule, or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by any Member of the Seller Group pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B.     any Excluded Liabilities and any other Liabilities of any Member of the Seller Group or the Business, other than the Assumed Liabilities;

C.     any recalls or replacements requested or required by any competent Governmental Entity or otherwise deemed appropriate by mutual agreement of the Parent and the Purchaser related to any Product manufactured, sold or distributed prior to the Closing;

D.     any claim, demand, action or proceeding initiated by any third party based upon infringement of a patent, trademark, copyright or trade secret, or similar intellectual property rights as a result of the use of the Intellectual Property or conduct of the Business;

E.     any negligent or fraudulent act or omission or willful misconduct of any Member of the Seller Group or any of their respective employees, agents or representatives in the performance of this Agreement;

F.     any claim, demand, action or proceeding initiated by any shareholder of any Member of the Seller Group based on the Member(s) of the Seller Group entering into this Agreement or consummating the transactions set forth herein;

G.     any claim, demand, action or proceeding initiated by any third party alleging that any Product manufactured, distributed or sold prior to the Closing resulted in death, harm or injury to a person; or

H.     without limiting the generality of the preceding clauses, any Taxes attributable to the Business for all periods prior to Closing, and all other Taxes of the Seller Group, in each case regardless of whether such losses, assessments, Liabilities, claims, damages, costs and expenses, or the facts or circumstances relating thereto, were disclosed hereunder or in the Disclosure Schedule or otherwise.

All such losses, assessments, liabilities, claims, damages, costs and expenses so arising out of or relating to any of the foregoing clauses (A) through (H), inclusive, of this Section 6.1, or the matters described therein, are referred to hereinafter as the “Purchaser’s Losses.”

Section 6.2.     Indemnification by the Purchaser. The Purchaser hereby agrees to defend, hold harmless and indemnify the Seller Group and its employees, officers, directors, stockholders, partners and representatives (“Seller Parties”) from and against any losses, assessments, Liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) to the extent arising out of:

A.     any misrepresentation or inaccuracy in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or in any other Closing Document or in any certificate or other instrument or document furnished or to be furnished by the Purchaser pursuant to this Agreement or any of the Closing Documents or in connection with the transactions contemplated hereby or thereby;

B.     any negligent or fraudulent act or omission or willful misconduct of any Purchaser or any of their respective employees, agents or representatives in the performance of this Agreement;

C. the Purchaser’s failure, following the Closing, to perform, pay or discharge in accordance with their respective terms, the Assumed Liabilities (collectively, the “Seller’s Losses”).

Section 6.3.     Survival of Representations, Warranties and Covenants; Baskets; Cap.

A.     Survival . The representations and warranties contained in this Agreement shall survive the Closing for a period ending on the earlier of (x) the date that is four years following the Closing Date and (y) twelve months following the expiration or the termination of the Transition Services Agreement, except with respect to (i) the representations and warranties set forth in Sections 4.1(A) (Corporate Existence and Qualification; Due Execution; Etc.), 4.1(B) (No Violation), 4.1(G) (Title to Assets), 4.1(P) (Broker’s Fees), 4.2(A) (Corporate Existence and Qualification; Due Execution; Etc.), and 4.2(B) (No Violation), which shall survive indefinitely, and (ii) the representations and warranties set forth in Sections 4.1(J) (Compliance with Laws) and 4.1(K) (Employees) which shall survive until ninety (90) calendar days following the expiration of the applicable statute(s) of limitation relating to any claim giving rise to the Purchaser’s Losses related thereto. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved. The covenants and other agreements contained in this Agreement which contemplate performance following the Closing shall survive the Closing indefinitely.

C.     Basket. The Purchaser Parties shall not be entitled to recover any of Purchaser’s Losses pursuant to Section 6.1 unless and until the Purchaser Parties’ aggregate claims therefor exceed $90,000 (the “Basket”) at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all of the Purchaser’s Losses; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by any Member of the Seller Group of its obligations under Sections 2.5, 2.6 and 3.2 and Article 5 of this Agreement. The Seller Parties shall not be entitled to recover any of Seller’s Losses pursuant to Section 6.2 unless and until the Seller Parties’ aggregate claims therefor exceed $90,000 at which point the Indemnitor shall be obligated to reimburse the Indemnitee for all of the Seller’s Losses; provided, however, that this sentence shall not apply to (and be disregarded in its entirety with respect to) any breach by the Purchaser of its obligations under Section 3.1 or Article 5 of this Agreement.

D.     Caps. The aggregate amount of all Losses for which the Seller Group shall be liable pursuant to Section 6.1 shall not exceed the amounts actually received by the Seller Group as purchase price hereunder and the licensing fee received by Parent, ARPL and ABPL under the License Agreement (together, the “Cap”), and the aggregate amount of all Losses for which the Purchaser shall be liable pursuant to Section 6.2 shall not exceed the Cap.

E.     Exceptions. None of the limitations of this Article 6 shall apply in the case of intentional misrepresentation, intentional breach of a covenant, or intentional fraud.

F.     This Article 6 shall survive the Closing and shall thereafter remain in full force and effect.

Section 6.4.     Procedures.

A.     In the event that any Legal Proceeding shall be threatened or instituted in respect to which indemnification may be sought by one party hereto from another party under the provisions of this Article 6, the party seeking indemnification (“Indemnitee”) shall, reasonably promptly after acquiring actual knowledge of such threatened or instituted Legal Proceeding, cause written notice in reasonable detail of such threatened or instituted Legal Proceeding covered by this indemnification, to be forwarded to the other party from which indemnification is being sought (“Indemnitor”); provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent, and only to such extent, that such failure to provide such notice actually and materially prejudices the Indemnitor’s ability to adequately defend such Legal Proceeding or actually and materially increases the amount of Purchaser’s or Seller’s Losses, as applicable. In the case of any Loss not involving a Legal Proceeding, the Indemnitee shall, reasonably promptly after acquiring actual knowledge of such Loss, cause written notice in reasonable detail of such Loss covered by this indemnification, to be forwarded to the Indemnitor; provided, however, that the failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent that such failure to provide notice actually and materially increases the amount of Purchaser’s or Seller’s Losses, as applicable.

B.     In the event of the initiation of any Legal Proceeding against an Indemnitee by a third party, the Indemnitor shall have the right after the receipt of the notice described in Section 6.4(A), at its expense, to appoint counsel to represent Indemnitee, which shall be reasonably satisfactory to the Indemnitee, and (subject to Section 6.4(C)) to defend against, negotiate, settle or otherwise deal with any Legal Proceeding or demand that relates to any Purchaser’s Losses or Seller’s Losses, as the case may be, indemnified against hereunder, and, in such event, the Indemnitee will reasonably cooperate with the Indemnitor and its representatives in connection with such defense, negotiation, settlement or dealings (and the Indemnitee’s reasonable costs and expenses arising therefrom or relating thereto shall constitute Purchaser’s Losses, if the Indemnitee is the Purchaser, or Seller’s Losses, if the Indemnitee is the Seller Group); provided, however, that the Indemnitor shall actively and diligently defend the Indemnitee; and provided further that the Indemnitee may directly participate in any such Legal Proceeding so defended with counsel of its choice at its own expense, subject to the Indemnitor’s right to control the defense for which it bears the expense. If the Indemnitor fails to take reasonable steps necessary to defend diligently such third party claim within 10 Business Days after receiving written notice from the Indemnitee that the Indemnitee reasonably believes the Indemnitor has failed to take such steps or if the Indemnitor has not undertaken fully to indemnify the Indemnitee in respect of all such Purchaser’s or Seller’s Losses, as the case may be, relating to the matter and as required hereunder, the Indemnitee may assume its own defense, and, in such event (a) the Indemnitor will be responsible for all Purchaser’s or Seller’s Losses, as the case may be, reasonably paid or incurred in connection therewith, and (b) the Indemnitor shall, in any case, reasonably cooperate, at its own expense, with the Indemnitee and its representatives in connection with such defense.

C.     Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, the Indemnitor will not enter into any settlement of any third party claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder or which would otherwise adversely affect the Indemnitee, the Assets or the Business.

D.     An Indemnitee shall use commercially reasonable efforts to pursue and collect any amounts payable under insurance policies on account of Purchaser’s Losses (if the Indemnitee is the Purchaser) or Seller’s Losses (if the Indemnitee is the Seller Group), but only if doing so will not result in (a) an increase of greater than 10% in premiums due then or in the future to procure comparable insurance or an increase in deductibles of greater than 10%; or (b) a decrease of greater than 10% in the levels of insurance or a change in the risks insured against; or (c) prejudice to the Indemnitee’s claims or rights to indemnification hereunder.

E.     After any final judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutual agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter, and the Indemnitor shall pay all of the sums so owing to the Indemnitee by wire transfer or certified or bank cashier’s check within 10 Business Days after the date of such notice. Any and all Purchaser’s Losses or Seller’s Losses, other than those described in the preceding sentence (including Purchaser’s Losses or Seller’s Losses incurred in the absence of any threatened or pending Legal Proceeding, or Purchaser’s Losses or Seller’s Losses incurred after any such Legal Proceeding has been threatened or instituted but prior to the rendering of any final judgment or award in connection therewith), shall be paid by the Indemnitor on a current basis, and, without limiting the generality of the foregoing, the Indemnitee shall have the right to invoice the Indemnitor for such Purchaser’s Losses or Seller’s Losses, as the case may be, as frequently as it deems appropriate, and the amount of any such Purchaser’s Losses or Seller’s Losses, as the case may be, which are described or listed in any such invoice shall be paid to the Indemnitee, by wire transfer or certified or bank cashier’s check, within 10 Business Days after the date of such invoice. Notwithstanding the foregoing, the Purchaser’s claims for indemnification pursuant to this Article 6 shall be satisfied from the Holdback Amounts, from any other amounts that may then be owing from the Purchaser to the Seller Group under Section 2.2 (e), (f), (g) or (h), and then, to the extent those funds are insufficient to pay all such claims, directly by the Seller Group pursuant to this Section 6.4.

Section 6.5.     Tax Treatment of Indemnification Payments. To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price.

Section 6.6.     No Double Recovery. An Indemnitee shall not be entitled to recover or make a claim under Section 6.4 to the extent such Indemnitee has previously actually recovered the full cash amount of such its losses pursuant to another provision of this Agreement.

Section 6.7.     Exclusive Remedies. The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional misrepresentation, intentional breach of a covenant or fraud or claims arising in connection with the bankruptcy of any party) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VI. Notwithstanding the foregoing, nothing in this Section 6.7 shall limit the rights of any party to seek equitable remedies under this Agreement.

ARTICLE VII

Miscellaneous.

Section 7.1.     Entire Agreement. This Agreement (including the Disclosure Schedule) together with all other Closing Documents (i) supersedes any other prior or contemporaneous agreement, understanding, promise, representation or express or implied commitment or obligation, whether written or oral, that may have been made or entered into by any party or any of their respective Affiliates (or by any director, officer or representative thereof) with respect to the subject matter hereof and (ii) constitutes the entire agreement of the parties hereto with respect to the matters provided for herein. Any other agreements, promises, representations, or assurances made by either party to this Agreement or entered into by the parties hereto on or before the date of this Agreement, whether oral or written, relating to the subject matter of this Agreement are of no force or effect. No investigation or receipt of information by or on behalf of the Purchaser will diminish or obviate any of the representations, warranties, covenants or agreements of the Seller Group under this Agreement or the conditions to obligations of the Purchaser under this Agreement.

Section 7.2.     Amendments. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Purchaser and each Member of the Seller Group.

Section 7.3.     Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors in law (including administrators) and permitted assigns. This Agreement is freely assignable by the Purchaser but may not be assigned by the any Member of the Seller Group, including without limitation by operation of law, without the prior written consent of the Purchaser; provided, however, that any such assignment by the Purchaser shall not relieve it of its obligations hereunder. For purposes of this Section 7.3, the term “assignment” shall include the consolidation or merger of a party with and into a third party or the sale of all or substantially all of the assets or business of a party. Any attempted assignment in violation of this Section 7.3 shall be null and void.

Section 7.4.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original for all purposes and all of which together shall constitute one and the same instrument.

Section 7.5.     Headings and Section References. The headings of the sections and paragraphs of this Agreement are included for convenience only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. All section references herein, unless otherwise clearly indicated, are to sections within this Agreement.

Section 7.6.     No Other Warranties, Representations, Covenants or Duties. Except as expressly provided in this Agreement, the parties disclaim any express or implied warranties, representations, covenants or duties in connection herewith.

Section 7.7.     Waiver. No failure or delay by either the Purchaser or the Seller Group in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

Section 7.8.     Expenses. The Seller Group and the Purchaser shall each pay all of their own respective costs and expenses incurred in connection with the negotiation of this Agreement and the transactions contemplated hereby, except as provided otherwise herein.

Section 7.9.     Notices. Any notice, request, instruction or other document to be given under this Agreement by any party hereto to any other party shall be in writing and delivered by email and delivered personally, dispatched by facsimile transmission or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid:

If to any Member of the Seller Group, at the following address:

Toowong Tower, Level 3,

9 Sherwood Rd,

Toowong QLD 4066 Australia Attn: General Counsel

Email: generalcounsel@admedus.com

If to the Purchaser, at the following address:

63 Second Avenue

Burlington, Massachusetts 01803

Attn.:     Legal Department

Facsimile: 781-425-5049

Email: legal@lemaitre.com

or at such other address for a party or as shall be specified by like notice. Any notice that is delivered personally in the manner provided herein shall be deemed to have been duly given to the person or entity to which it is directed upon actual receipt by such party (or its agent for notices hereunder). Any notice by facsimile transmission shall be deemed to have been duly given to the person or entity to which it is addressed upon transmission and confirmation of receipt. Any notice that is addressed as provided herein and mailed by registered or certified mail shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such party, on the third calendar day after the day it is so placed in the mail. Any notice that is addressed as provided herein and sent by a nationally recognized overnight courier service shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such person or entity, on the next Business Day following its deposit with such courier service for next day delivery.

Section 7.10.     Governing Law. This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive Laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

Section 7.11.     Severability. If any provisions hereof shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provisions shall be of no force and effect, but the illegality or unenforceability shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.

Section 7.12.     Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

Section 7.13.     Group Liability. Each Member of the Seller Group is and shall be jointly and severally liable for the covenants, conditions, provisions and agreements of this Agreement to be kept, observed and performed by any Member of the Seller Group; and the act or signature of, or notice from or to, any one or more of them with respect to this Agreement shall be binding upon each and all of the other Members of the Seller Group with the same force and effect as if each and all of them had so acted or signed, or given or received such notice.

Section 7.14.     Consent to Jurisdiction. Each party agrees that, in the event such party elects to initiate litigation against the other party, such party shall, and may only, file such litigation in the state or federal courts located in the State of Delaware. Each party hereby expressly and irrevocably waives any claim or defense in any action or proceeding brought in said jurisdiction and courts based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens or any similar basis.

Section 7.15.     Certain Definitions and Interpretive Matters.

A.     Certain Definitions. Unless the context otherwise requires, (i) the term “Affiliate” means, with respect to any person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that other person, where “control” means, for purposes of the definition of “Affiliate”, having direct or indirect power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; (ii) “Business Day” means each day other than a Saturday, Sunday or a day upon which national banks in Boston, Massachusetts are closed for ordinary domestic banking business; (iii) “Disclosure Schedule” or “Schedules” means the Schedules attached hereto, which Schedules are incorporated herein and made a part hereof fully as if the same were herein set forth in their entirety; (iv) “Excluded Physical Assets” means the physical assets set forth in Schedule 7.14; (v) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, and references to “GAAP” shall be to United States Generally Accepted Accounting Principles, consistently applied; (vi) the term “Governmental Entity” means any local, county, state, district, provincial, national or other government and any agencies, departments or instrumentalities thereof, and specifically includes any judicial or administrative body or tribunal and any notified body; (vii) the term “knowledge” means the actual knowledge of any of Wayne Paterson, David St. Denis, Kiran Bhirangi, Martha Engel, Matthew McDonnell and Mike Oswell, after reasonable inquiry; (viii) the term “Laws” means any United States or non-United States national, state, county or local statute, law, ordinance, rule, regulation, order, judgment or ruling; (ix) “Legal Proceedings” means any claim, action, suit, arbitration or judicial, administrative, investigative or other proceeding, brought by, before or under the jurisdiction of any Governmental Entity, including without limitation, lawsuits brought by third parties; (x) “Material Adverse Effect” means any fact, circumstance, event, result, occurrence, change or effect that is, or could reasonably be expected to be, materially adverse to the Assets, the Business or the financial condition, or the results of operations of the Seller Group or the Business; and (xi) “or” is disjunctive but not necessarily exclusive. All references to dollar amounts in this Agreement are to US dollars unless otherwise indicated.

B.     Interpretive Matters. No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized respective officers, all as of the date first written above.

PURCHASER:	LEMAITRE VASCULAR, INC.

By: /s/ David B. Roberts Name: David B. Roberts Title: President

SELLER GROUP:	ADMEDUS LTD

By:/s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS REGEN PTY LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS BIOMANUFACTURING PTY LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS INVESTMENTS PTY LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS (NZ) LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS (AUSTRALIA) PTY LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS SARL

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS (SINGAPORE) PTE LTD

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

ADMEDUS CORPORATION

By: /s/ Wayne Paterson Name: Wayne Paterson Title: Chief Executive Officer

The schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of these schedules will be provided to the Securities and Exchange Commission upon request. A list of those schedules appears below:

Schedules:

1.1(A)(7)	Marketing Assets
1.1(B)(7)	Other Trademark Assets
1.2(A)(10)	Other Assets
2.3	Closing Documents
2.7	Shipped Inventory Directions
2.7(e)	Value per Unit of Shipped Inventory
4.1(B)	No Violation
4.1(C)(1)	Financial Information
4.1(C)(3)	Sales Data
4.1(C)(4)	Standard Cost Summary
4.1(D)	Absence of Certain Transactions
4.1(E)(1)	Contracts
4.1(E)(2)	Defaults
4.1(E)(3)	Approvals
4.1(E)(4)	Absence of Certain Business Contracts
4.1(F)	Tangible Assets
4.1(H)	Intellectual Property
4.1(H)(4)	Disclosures of Non-Public Intellectual Property
4.1(H)(5)	Intellectual Property
4.1(I)	Litigation
4.1(J)(1)	Territories and Countries
4.1(L)	Suppliers
4.1(M)	Insurance Policies
4.1(N)	Inventory
4.1(O)	Customers
4.1(Q)	Hazardous Materials
4.1(R)	Warranties
5.13	Dealers
5.15	Limits on Purchaser
7.14	Excluded Physical Assets